Exhibit 99.1

China Sunergy Extends Payment Schedule of Share Transfer Agreement

NANJING, China, August 14, 2014 - China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or “the Company”), a specialized solar cell and module manufacturer, today announced it has entered into a supplemental agreement with China Electric Equipment Group Co., Ltd. (“CEEG”) to extend the payment schedule under the share transfer agreement previously entered into by and between both parties (the “Supplemental Agreement”) for the sales of one subsidiary of the Company, China Sunergy (Shanghai) Co. Ltd. (“Sunergy Shanghai”).

On March 26, 2014, the Company entered into a share transfer agreement with CEEG (the “Original Agreement”), under which the Company agreed to sell and CEEG agreed to purchase, 100% of the equity interest in China Sunergy (Shanghai) Co. Ltd. (“Sunergy Shanghai”), a subsidiary of the Company, for a total consideration of approximately RMB 231.2 million (US$37.7 million) (the “Total Consideration”). China Sunergy expects to receive the cash proceeds of approximately RMB 79.6 million (US$13.0 million) from the Transaction. The remaining consideration will be settled through forgiveness of the amount due from China Sunergy by Sunergy Shanghai. The total cash proceeds shall be paid in three installments as follows: 30% of which shall be paid within one month after the date of the Original Agreement, 40% within three working days after receipt of the written evidence indicating the satisfaction of all closing conditions under the Original Agreement, and the remaining 30% upon the share transfer registration and issuance of the business license by the competent industry and commerce authority.

As of the date of this press release, CEEG has already paid a total amount of RMB 40.0 million to the Company. As such, on August 14, 2014, the Company and CEEG reached the Supplemental Agreement to extend the payment schedule of the outstanding cash proceeds, with the second and third installments to be paid by August 31, 2014 and September 30, 2014, respectively.

The Company will use its best efforts to collect payments from CEEG pursuant to the revised schedule under the Supplemental Agreement.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. (NASDAQ:CSUN) designs, manufactures and delivers high efficiency solar cells and modules to the world from its production centers based in China and Turkey. China Sunergy also invests in high potential solar projects. Founded in 2004, China Sunergy is well known for its advanced solar cell technology, reliable product quality, and excellent customer service.

For more information, please visit http://www.csun-solar.com.

Investor and Media Contacts:

China Sunergy Co., Ltd.

Investor Relations

Phone: + 86 25 5276 6666

Email: Elaine.li@chinasunergy.com

Asia Bridge Group Limited

Wendy Sun

Phone: + 86 10 8556 9033

Email: wendy.sun@asiabridgegroup.com

Safe Harbor Statement

This announcement may contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company's failure to maintain its listing qualification due to, among other things, volatility in the Company's ADS price; the Company's ability to raise additional capital or renew existing bank borrowings as they become due to finance the Company's activities; the Company's customers' financial condition and creditworthiness, and their ability to settle accounts receivables; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including any decisions by the US International Trade Committee and Department of Commerce on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company's products, execution of our strategy to expand into downstream solar power businesses, the future trading of the common stock of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company's ability to protect its proprietary information; general economic and business conditions; the volatility of the Company's operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.